

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2021

Dian Wang
Chief Executive Officer
Hywin Holdings Ltd.
F3, Hywin Financial Centre
8 Yincheng Mid. Road
Pudong New District, Shanghai City
People's Republic of China

> **Re: Hywin Holdings Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted January 25, 2021**
> **CIK No. 0001785680**

Dear Ms. Wang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Capitalization, page 56

1. Please revise the Capitalization and Dilution tables to disclose the impact of the approved capital reduction by the Board of Directors on August 28, 2020.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Revenues
Wealth Management Services
By product type, page 64

2.   Please revise to provide more detailed information regarding the revenues recognized from each of the three types of real estate products during the periods presented.

Customer Concentration Risk, page 86

3.   Given that a significant portion of the accounts receivable balance at June 30, 2020 is from two customers, please address the payment status of these amounts as of the date of the most recent filing.

4.   We note your response to comment 1. Please provide us with your legal analysis as to why you believe the identity of customers who accounted for 16% of your total revenues for the year ended June 30, 2019, as well as 27% and 20% your total revenues for the fiscal year 2018 is not material information. In doing so, please specifically address the impact on your analysis of the 27% customer's status as a related party. Alternatively, as previously requested, please disclose the identities of these customers. Further, please note that the confidentiality provisions of your customer contracts do not impact the materiality analysis or your disclosure obligations under the Securities Act.

Related Party Transactions
Loans from/to Related Parties, page 148

5.   Please revise to disclose that the Board of Directors, on August 28, 2020, approved a capital reduction of RMB195,000 million, which would be used to partially offset the receivable balance due from Hywin Financial Holding as of June 30, 2020 and that the remaining receivable balance due from Hywin Financial Holding was collected as of the date of the accountants report.

Exhibits

6.   We note your reference to "customer contracts" in your response to comment 1. Please file these agreements as exhibits to the registration statement or tell us why you are not required to do so.

Dian Wang
Hywin Holdings Ltd.
February 12, 2021
Page 3

       You may contact Marc Thomas at (202) 551-3452 or Cara Lubit at (202) 551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at (202) 551-8071 with any other questions.

                                    Sincerely,

                                      Division of Corporation Finance
                                      Office of Finance

cc: Meng Ding, Esq.